FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of November 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




                    HSBC RECEIVES APPROVAL FOR JOINT VENTURE
                        FUND MANAGEMENT COMPANY IN CHINA

HSBC Investments has obtained approval from the China Securities and Regulatory Commission (CSRC) to establish a joint venture fund management company in China with Shanxi Trust and Investment Corporation Limited (Jintrust).

The new company, to be named HSBC Jintrust Fund Management Company Limited, will be headquartered in Shanghai and capitalised at RMB200 million (approximately US$24.7 million). HSBC Investments will take up 49 per cent of the equity in the new company for a consideration of RMB98 million (approximately US$12 million). Jintrust will take the remaining 51 per cent in the joint venture company. HSBC's consideration will be met by HSBC Group internal cash resources and injected as capital into the joint venture company.

Blair Pickerell, Chief Executive Officer, Asia-Pacific at HSBC Investments, said: "We have been working closely with Jintrust to put into place the necessary groundwork to establish the new fund management company. It will be operated to international standards, with the full backing of HSBC's international asset management expertise and Jintrust's on-the-ground market knowledge. We have a team in place already and expect to launch our first fund under the new joint venture company in early 2006."

Yang Xiao Yong, Vice-Chairman of Shanxi Trust and Investment Corporation Limited, added: "The fund management industry is a rapidly growing sector in mainland China. By teaming up with one of the largest foreign players in mainland China's financial markets and sharing a long-term goal of establishing a well-managed, investor-focused fund management firm, we believe HSBC Jintrust will become a significant player in this developing market."

Notes to editors

1. Shanxi Trust and Investment Corporation Limited (Jintrust)

Jintrust was established in 1985 by the Shanxi Provincial Government. It is the largest non-bank financial institution in Shanxi Province, with assets of RMB7.5 billion at end-2004. Jintrust manages trust funds, has underwritten government and corporate bonds and manages state-owned assets for its parent and for a number of agencies in Shanxi.

2. HSBC Investments

HSBC Investments is the core global investment platform of HSBC which provides investment solutions to personal and corporate investors. It meets client needs by leveraging its in-house investment capabilities in active, quantitative and structured investments or those of the best-of-breed managers in the market through its multimanager capability. HSBC Investments and its affiliated investment companies had funds under management of more than US$256 billion at 31 August 2005.

3. HSBC in mainland China

Established in Hong Kong and Shanghai in 1865, HSBC has had a continuous presence in China for 140 years. Reflecting its long-term commitment to the country, HSBC moved its China head office from Hong Kong to Shanghai in May 2000. HSBC has the largest branch network among foreign banks in mainland China, comprising 12 branches in Beijing, Chengdu, Chongqing, Dalian, Guangzhou, Qingdao, Shanghai, Shenzhen, Suzhou, Tianjin, Wuhan and Xiamen, and seven sub-branches in Beijing, Guangzhou, Shanghai and Tianjin.

HSBC's investments in China include stakes in Bank of Shanghai (8 per cent), Ping An Insurance (19.9 per cent), Bank of Communications (19.9 per cent) and a joint-venture investment with Ping An in Ping An Bank (27 per cent).


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  01 November 2005